1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 22, 2022

VIA EDGAR

Anu Dubey Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: PIMCO Funds (the “Registrant”) File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 342 (“PEA 342”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 484 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 31, 2022. PEA 342 was filed to register I-3 shares of the PIMCO Inflation Response Multi-Asset Fund, an existing series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 342. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: Please add the EDGAR Class IDs for the existing share classes of the Fund to the EDGAR filing.

Response: As noted in the explanatory note to PEA 342, PEA 342 was filed solely for the purpose of registering new I-3 shares for the Fund. I-3 shares for the Fund were added to the Fund’s existing statutory prospectus and SAI for administrative convenience in lieu of creating a standalone prospectus or SAI to register I-3 shares of the Fund. PEA 342 did not amend the registration statement for any other series or classes of the Registrant. Accordingly, none of the Registrant’s other EDGAR series and class identifiers were included as part of PEA 342, and the Registrant respectfully declines to amend PEA 342 to include the other class IDs of the Fund.

Anu Dubey July 22, 2022 Page 2

Comment 2: Please summarize Section 4.2 of the Registrant’s Declaration of Trust in an appropriate location in the Fund’s prospectus. Immediately thereafter, state that nothing in the Declaration of Trust that modifies, restricts, or eliminates the duties or liabilities of Trustees shall apply to, or in any way limit, the duties (including the state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Fund’s prospectus. Accordingly, the Registrant respectfully declines to revise the prospectus in response to this comment.

Comment 3: In footnotes 3, 4 and 5 to the Fund’s fee table, please disclose that the adviser may recoup certain waivers and reimbursements in future periods, and the terms of such recoupment, if applicable.

Response: The Registrant confirms that, under the current contractual arrangements for the fee waivers described in footnotes 3, 4 and 5 to the Fund’s fee table, the adviser does not have the ability to recoup waivers and reimbursements in future periods. Accordingly, no additional disclosure is necessary.

Comment 4: In footnote 4 to the Fund’s fee table, please confirm that the 0.49% and 0.20% management and administrative services, respectively, fees paid by the Subsidiary to PIMCO are reflected in the management fee line item to the Fund’s fee table. See Instruction 3(e) to Item 3 of Form N-1A and Section 48(a) of the 1940 Act.

Response: The Registrant respectfully refers to its response to Comment 7 below.

Comment 5: Please move the following sentence from footnote 1 to the Fund’s fee table out of the Fund’s summary prospectus: “Interest expense is borne by the Fund separately from the management fees paid to Pacific Investment Management Company LLC (“PIMCO”).” See General Instruction C(3)(b) to Form N-1A.

Response: The Registrant respectfully declines to delete this sentence from the relevant fee table footnote. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants. As noted in such prior responses, the Registrant believes that removing the relevant footnote regarding interest expenses of the Fund in its entirety would cause the Fund’s fee table to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds. The Registrant believes that the sentence that the Staff flagged, which explains that interest expense is borne by the Fund separately from the management fees paid to

Anu Dubey July 22, 2022 Page 3

PIMCO, is an important aspect of the footnote and that, without this sentence, the footnote would similarly fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds.

As General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a footnote, including the relevant sentence, as part of the fee table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, including the relevant sentence, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 6: Please revise the Fund’s Principal Investment Strategies section to clarify the Fund’s principal strategies. For example, the second paragraph states that the Fund may invest in other funds but the third paragraph states that the “Fund seeks to achieve its investment objective by investing under normal circumstances in a combination of Fixed Income Instruments of varying maturities, equity securities, affiliated and unaffiliated investment companies, which may or may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), forwards and derivatives, such as options, futures contracts or swap agreements, of various asset classes in seeking to mitigate the negative effects of inflation.”

Response: The Registrant has reviewed the Fund’s Principal Investment Strategies disclosure and respectfully declines to make changes at this time. The first paragraph of the Fund’s principal investment strategies states that,

“PIMCO uses a three-step approach in seeking to achieve the Fund’s investment objective which consists of 1) developing a target asset allocation; 2) developing a series of relative value strategies designed to add value beyond the target allocation; and 3) utilizing hedging techniques to manage risks. PIMCO evaluates these three steps and uses varying combinations of Acquired Funds (defined below) and/or direct investments to implement them within the Fund.”

As the Staff notes in the comment, and as noted in the disclosure above, the Fund may invest in Acquired Funds as well as direct investments in seeking to achieve the Fund’s investment objective.

Anu Dubey July 22, 2022 Page 4

The Principal Investment Strategies paragraphs that follow the disclosure above further elaborate on the Acquired Funds and direct investments that the Fund intends to primarily invest in to achieve its investment objective. Accordingly, the Registrant respectfully declines to make changes in connection with this comment.

Comment 7: With respect to the PIMCO Cayman Commodity Fund VII, Ltd., the Fund’s wholly-owned Cayman subsidiary (the “Subsidiary”):

(i) disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary;

(ii) confirm that the investment advisory agreement between the Subsidiary and its investment adviser is included as an exhibit to the Fund’s registration statement; and

(iii) confirm in correspondence that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table.

Response: The Registrant’s responses are set forth below.

Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

The Registrant’s response, set forth below, is similar to responses provided to similar comments on several prior post-effective amendments of PIMCO-advised registrants.[1]

The Fund ensures that it complies with (i) its Section 8 investment policies and (ii) the applicable requirements of Section 18, on an aggregate basis (i.e., testing is conducted to ensure compliance is maintained as if the Subsidiary’s holdings were consolidated with the direct holdings of the Fund). In addition to such testing, as the Subsidiary has been established for commodities exposure consistent with the IRS position discussed below, the Subsidiary will also, to the extent required by the IRS position, independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, the same types of transactions that the Fund engages in directly. In addition,

[1]   See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 317, at comment 9 (April 18, 2019).

Anu Dubey July 22, 2022 Page 5

the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Fund, the same practices with regard to pricing and valuation that apply to the Fund applies to the Subsidiary, and the consolidated financial statements of the Fund and Subsidiary are audited by the Fund’s independent registered public accounting firm. Notwithstanding the foregoing, we note that the Subsidiary is not a registered investment company under the 1940 Act, and therefore the Subsidiary is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).[2]

Confirm that the investment advisory agreement between the Subsidiary and its investment adviser is included as an exhibit to the Fund’s registration statement.

Comment accepted. The Registrant will file a form of investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the Fund’s registration statement.

Confirm in correspondence that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Offering Memorandum fee table.

The Registrant believes that disclosing the fees and expenses of investing in the Subsidiary as Acquired Fund Fees and Expenses (“AFFE”) in the Fund’s prospectus fee table is consistent with the requirements of Form N-1A. Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act . . . but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act . . . .” The Registrant hereby confirms that the Subsidiary meets the definition of a Section 3(a) investment company[3], but is exempt therefrom pursuant to Section

[2]   For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

[3]   See, e.g., Section 3(a)(1)(A) of the 1940 Act, which defines the term “investment company” to include “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 2(a)(22) of the 1940 Act defines the term “issuer” as “every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”

Anu Dubey July 22, 2022 Page 6

3(c)(7) of the 1940 Act. Moreover, the Staff has explained that “AFFE is intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.”[4] Given that “pooled investment vehicles” is commonly understood to include Section 3(c)(7) funds,[5] and the Subsidiary may rely on the Section 3(c)(7) exception from the definition of investment company, the Registrant believes the Cayman Subsidiary clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

The Subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by PIMCO apart from the Fund. This structure is intended to comply with the conditions of a Private Letter Ruling from the Internal Revenue Service obtained by the Registrant, which states that income from such Cayman subsidiary will be recognized as qualifying income. The Registrant believes the separate structuring and management of the Subsidiary relative to its parent Fund is further indicia of the appropriateness of treating the subsidiary as an “Acquired Fund” for purposes of the AFFE calculation.

The Subsidiary consolidates its financial statements with those of the Fund in part due to a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements and provided its rationale for consolidation. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. Accordingly, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP. The Registrant is not aware of any SEC rule, form or release indicating that a fund, which otherwise qualifies as an Acquired Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent fund. Moreover, the operative instructions in Form N-1A regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate

[4] Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

[5]   See, e.g., Rule 206(4)-8 under the Investment Advisers Act of 1940 (defining “pooled investment vehicle” to mean “any investment company as defined in section 3(a) of the [1940 Act] or any company that would be an investment company under section 3(a) of that Act but for the exclusion provided from that definition by either section 3(c)(1) or section 3(c)(7) of that Act”).

Anu Dubey July 22, 2022 Page 7

its financial statements with its wholly-owned subsidiary. For all of these reasons, the Registrant respectfully declines to accept the Staff’s comment.

Comment 8: Please provide in correspondence the percentage of the Fund’s assets that are invested in unregistered investment companies and the types of such unregistered investment companies as of a recent date.

Response: As of July 11, 2022, the Fund, to the best of its knowledge, had de minimis investment exposure to “unregistered investment companies” (i.e., investment companies, as defined in Section 3(a)(1) of the 1940 Act, that do not rely on an exclusion from such definition and have not registered with the SEC as an investment company).

Comment 9: The Fund’s Principal Investment Strategies section states that “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.” If “other similar instruments” includes instruments that are a principal strategy of the Fund, please disclose such instruments in the Principal Investment Strategies section and disclose the corresponding risks in the Principal Risks section.

Response: The Registrant confirms that, to the extent the Fund considers certain instrument types to be principal strategies of the Fund, such instruments are discussed in the Fund’s Principal Investment Strategies.

Comment 10: Please disclose the Fund’s policy with respect to the maturity of Fixed Income Instruments in which the Fund invests.

Response: The Registrant notes that the Fund’s Principal Investment Strategies state that “The Fund may invest in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations.” The Fund does not otherwise have a policy to invest in Fixed Income Instruments of specific maturities. Accordingly, the Registrant respectfully declines to add disclosure in connection with this comment.

Comment 11: Consider whether the “Market Risk” disclosure in the Fund’s Principal Risks section of the Fund’s Fund Summary should disclose the impact of current inflation rates.

Response: Comment acknowledged. The Registrant respectfully notes that the sub-sections of the “Descriptions of Principal Risks” section of the Prospectus regarding Interest Rate Risk, Currency Risk and Inflation-Indexed Security Risk include discussion of the potential impact of inflation rates. The Registrant will continue to evaluate its disclosure in connection with inflation rates.

Anu Dubey July 22, 2022 Page 8

Comment 12: The Fund’s Principal Risks section includes both Arbitrage Risk and Convertible Securities Risk. Please disclose both arbitrage and investment in convertible securities in the Fund’s Principal Investment Strategies section.

Response: The Registrant notes that each of Arbitrage Risk and Convertible Securities Risk is included in the “Principal Risks” section of the Fund’s Fund Summary under a heading that states, “The following are principal risks of investing in the Fund that include risks from direct investments and/or indirect exposure through investment in Acquired Funds.” In accordance with its disclosed principal investment strategies, the Fund may invest in a variety of direct investments and/or Acquired Funds, which may include direct or indirect investment in convertible securities and/or investments utilizing strategies that implicate arbitrage risk. Accordingly, the Registrant believes that it is appropriate to retain Arbitrage Risk and Convertible Securities Risk as principal risks of the Fund, and the Registrant respectfully declines to add disclosure in connection with this comment.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Sonia Bui, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP